John D. Thomas, P. C.

11650 South State Street, Suite 240

Draper, Utah 84020

(801) 816-2536

Fax: (801) 816-2599

jthomas@acadiagrp.com

April 29, 2013

VIA EMAIL AND EDGAR

Mr. William H. Thompson, Accounting Branch Chief

Ms. Yolanda Guobadia

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

GuobadiaY@sec.gov

Re:	Zhong Sen International Tea Company

Form 8-K

Filed April 23, 2013

Amendment No. 1 to Form 8-K

Filed April 25, 2013

File No. 0-54163

Dear Mr. Thompson and Ms. Guobadia:

We serve as counsel to Zhong Sen International Tea Company, a Florida corporation (the “Company”) with respect to its submission of Form 8-K (“8-K”) to the U.S. Securities and Exchange Commission (hereafter, the “Commission”), filed on April 23, 2013 and amended April 25, 2013. We are in receipt of your email to the Company, dated April 26, 2013, and this letter is written in response thereto. We have reproduced your comment below, highlighted in bold, with our response following immediately thereafter.

Item 4.01 Changes in Registrant’s Certifying Accounts

1.	COMMENT. Please revise your disclosure in the first paragraph to reference Liggett, Vogt & Webb, P.A. as the correct name of your former accountant. Also, we note that your Board of Directors approved the dismissal of Liggett, Vogt & Webb, P.A. on April 19, 2013. Please revise your disclosure to clarify the date you communicated such dismissal to Liggett, Vogt & Webb, P.A.

RESPONSE: We have made the requested changes to our Form 8-K in accordance with this comment.

U.S. Securities & Exchange Commission

Division of Corporate Finance

April 29, 2013

2.	COMMENT. Please revise your disclosure in the second paragraph to clarify that the report of Webb for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

RESPONSE: We have made the requested changes to our Form 8-K in accordance with this comment.

3.	COMMENT. You disclose that you engaged Morrill as your independent accountant on April 17, 2013 following the dismissal of Liggett, Vogt & Webb, P.A. Given this disclosure it appears that the April 17, 2013 engagement date is incorrect. Please revise or advise.

RESPONSE: We have made the requested changes to our Form 8-K in accordance with this comment. The April 17, 2013 date is correct, but the disclosure has been clarified.

Item 4.01 Changes in Registrant’s Certifying Accounts

4.	COMMENT. Please file an updated letter from Liggett, Vogt & Webb, P.A. as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: We have attached an updated letter from Liggett, Vogt & Webb P.A. as Exhibit 16 in accordance with this comment.

5.	COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John D. Thomas, P. C.

11650 South State Street, Suite 240, Draper, Utah 84020; Phone (801) 816-2536; Fax: (801) 816-2599

U.S. Securities & Exchange Commission

Division of Corporate Finance

April 29, 2013

RESPONSE: The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

JOHN D. THOMAS, P.C.

/s/ John D. Thomas

John D. Thomas, Esq.

President

cc: Marc Angell, Chief Executive Officer

John D. Thomas, P. C.

11650 South State Street, Suite 240, Draper, Utah 84020; Phone (801) 816-2536; Fax: (801) 816-2599